Exhibit 99.2

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021, and Independent Auditor’s Report Dated February 20, 2024

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Independent Auditor’s Report and Consolidated Financial Statements for 2023, 2022 and 2021

Independent Auditor’s Report
to the Board of Directors and Stockholders of Corporación Inmobiliaria Vesta, S. A. B. de C. V. (in US dollars)

Opinion

We have audited the consolidated financial statements of Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2023, 2022 and 2021, and the consolidated statements of profit and other comprehensive income (loss), consolidated statements of changes in stockholders’ equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policies information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Entity as of December 31, 2023, 2022 and 2021 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audits in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Entity in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code) together with the ethical requirements that are relevant to our audit of the financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matters

The accompanying consolidated financial statements have been translated into English for the convenience of readers.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have concluded that the following Key Audit Matter should be communicated in our report.

Investment properties

The Entity uses external appraisers in order to determine the fair value for all investment properties. Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). The Entity engaged third-party valuation firms to assist with the determination of the fair value of investment properties. Fair values are determined using the discounted cash flows approach for the Entity’s land and buildings and market approach for the Entity’s land reserves. Factors and assumptions considered, the majority of which are not directly observable in the market, to estimate the fair value of our investment property, include discount rates, long-term net operating income, inflation rates, absorption periods and market rents. The Entity performs these procedures on an annual basis. The Entity adds initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset. The Entity records gains and losses arising from the changes in the fair value determined by the third-party valuation firms in profit or loss in the period in which they arise. We obtained an understanding and evaluated the Entity’s methodology for determining the fair value of investment properties. We evaluated the Entity’s investment properties by performing detail procedures on the existence, by performing site visits. We evaluated the Entity’s investment properties by performing detail procedures on the valuation, including, but not limited to, the involvement of internal fair value specialists in the review of business and valuation assumptions and methodologies utilized in the valuation models. We also held various discussions with accounting and operations management regarding certain business assumptions utilized in the valuation models and, on a test basis, obtained audit support to substantiate the assumptions therein. We also tested the design and implementation of management’s controls over investment properties. Based on the procedures performed, investment properties appear reasonable in the context of the financial statements taken as a whole.

Information other than the Financial Statements and Auditor’s Report

Management is responsible for the other information. The other information comprises the information included in the annual report that the Entity will prepare pursuant to Article 33, Section I, Subsection b) of the Fourth Title, First Chapter of the General Provisions Applicable to Issuers and other Participants in the Mexican Stock Exchange and the Instructions attached to these provisions (the Provisions), but does not include the consolidated financial statements or our auditor’s report thereon. As of the date of our auditor’s report, we have not yet obtained these documents and they will be available only after the issuance of this Audit Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If based on the work we have performed, we concluded that there is a material misstatement of this other information, we are required to report that fact. We have anything to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

-	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

-	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

-	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

-	Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Entity to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C. P. C. Alexis Hernández Almanza

February 20, 2024

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2023, 2022 and 2021

(In U.S. dollars)

	Notes		December 31, 2023	December 31, 2022	December 31, 2021
Assets

Current assets:
Cash, cash equivalents and restricted cash		5	$501,166,136	$139,147,085	$452,821,132
Recoverable taxes		6	33,864,821	30,088,473	19,377,562
Operating lease receivables- Net		7	10,100,832	7,690,195	9,039,147
Prepaid expenses and other current assets		7.vi	21,299,392	25,308,351	483,581
Total current assets			566,431,181	202,234,104	481,721,422

Non-current assets:
Investment properties		8	3,212,164,164	2,738,465,276	2,263,170,941
Office furniture – Net			2,541,990	1,437,981	2,119,589
Right-of-use asset – Net		9	834,199	1,417,945	1,344,417
Security deposits paid, restricted cash and others			10,244,759	9,601,094	11,510,701
Total non-current assets			3,225,785,112	2,750,922,296	2,278,145,648

Total assets			$3,792,216,293	$2,953,156,400	$2,759,867,070

Liabilities and stockholders’ equity

Current liabilities:
Current portion of long-term debt		10	$69,613,002	$4,627,154	$2,880,592
Lease liabilities - short term		9	607,481	606,281	464,456
Accrued interest			3,148,767	3,847,752	3,840,079
Accounts payable		3.f	13,188,966	16,628,788	3,011,415
Income tax payable			38,773,726	14,824,658	27,838,872
Accrued expenses and taxes			7,078,988	5,154,626	15,246,156
Dividends payable		12.4	15,155,311	14,358,194	13,944,232
Total current liabilities			147,566,241	60,047,453	67,225,802

Non-current liabilities:
Long-term debt		10	845,573,752	925,872,432	930,652,624
Lease liabilities - long term		9	290,170	897,658	915,957
Security deposits received			25,680,958	18,333,119	15,868,704
Long-term payable		3.f	7,706,450	7,889,937	-
Employee benefits		11	1,519,790	348,280	-
Deferred income taxes		18.3	276,910,507	299,979,693	291,578,576
Total non-current liabilities			1,157,681,627	1,253,321,119	1,239,015,861

Total liabilities			1,305,247,868	1,313,368,572	1,306,241,663

	Notes	December 31, 2023	December 31, 2022	December 31, 2021

Litigation and other contingencies	20

Stockholders’ equity:
Capital stock	12	591,600,113	480,623,919	482,858,389
Additional paid-in capital	12.3	934,944,456	460,677,234	466,230,183
Retained earnings		989,736,218	733,405,749	547,213,771
Share-based payments reserve		3,732,350	5,984,051	7,149,453
Foreign currency translation reserve		(33,044,712)	(40,903,125)	(49,826,389)

Total stockholders’ equity		2,486,968,425	1,639,787,828	1,453,625,407

Total liabilities and stockholders’ equity		$3,792,216,293	$2,953,156,400	$2,759,867,070

See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Profit and Other Comprehensive Income (Loss)

For the years ended December 31, 2023, 2022 and 2021

(In US dollars)

	Notes	December 31, 2023	December 31,2022	December 31,2021
Revenues:
Rental income	13	$213,448,296	$178,025,461	$160,698,385
Management fees		1,019,316	-	87,973
		214,467,612	178,025,461	160,786,358

Property operating costs related to properties that generated rental income	14.1	(13,476,324)	(8,940,789)	(8,543,961)
Property operating costs related to properties that did not generate rental income	14.1	(4,763,398)	(2,482,605)	(2,182,796)
General and administrative expenses	14.2	(31,719,895)	(24,414,428)	(21,400,917)

Interest income		9,414,027	2,640,687	76,871
Other income	15	5,138,158	1,330,853	150,478
Other expenses	16	(3,037,113)	(373,991)	(122,684)
Finance cost	17	(46,306,975)	(46,396,156)	(50,263,493)
Exchange gain (loss)- net		8,906,782	1,939,848	(1,109,567)
(Loss) gain on sale of investment property – net		(461,600)	5,027,826	13,992,675
Gain on revaluation of investment properties	8	243,459,821	185,491,518	164,649,959

Profit before income taxes		381,621,095	291,848,224	256,032,924

Current income tax expense	18.1	(91,953,099)	(41,981,391)	(50,262,466)
Deferred income tax benefit (expense)	18.1	26,969,516	(6,242,079)	(31,828,085)
Total income tax expense		(64,983,583)	(48,223,470)	(82,090,551)

Profit for the year		316,637,512	243,624,754	173,942,373

Other comprehensive income (loss) - net of tax:
Items that may be reclassified subsequently to profit - Fair value gain on derivative instruments	19	-	-	2,892,985
Exchange differences on translating other functional currency operations		7,858,413	8,923,264	(4,844,991)
Total other comprehensive income (loss)		7,858,413	8,923,264	(1,952,006)

Total comprehensive income for the year		$324,495,925	$252,548,018	$171,990,367

Basic earnings per share	12.5	$0.4183	$0.3569	$0.2683

Diluted earnings per share	12.5	$0.4118	$0.3509	$0.2636

See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2023, 2022 and 2021

(In US dollars)

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Valuation of Derivative financial instruments	Total Stockholders’ Equity

Balances as of January 1, 2021	$422,437,615	$297,064,471	$429,048,327	$7,986,137	$(44,981,398)	$(2,892,985)	$1,108,662,167

Equity issuance	58,773,174	164,422,275	-	-	-	-	223,195,449
Share-based payments	-	-	-	5,554,353	-	-	5,554,353
Vested shares	1,647,600	4,743,437	-	(6,391,037)	-	-	-
Dividends declared	-	-	(55,776,929)	-	-	-	(55,776,929)
Comprehensive income (loss)	-	-	173,942,373	-	(4,844,991)	2,892,985	171,990,367

Balances as of December 31, 2021	482,858,389	466,230,183	547,213,771	7,149,453	(49,826,389)	-	1,453,625,407

Share-based payments	-	-	-	6,650,487	-	-	6,650,487
Vested shares	2,014,895	5,800,994	-	(7,815,889)	-	-	-
Dividends declared	-	-	(57,432,776)	-	-	-	(57,432,776)
Repurchase of shares	(4,249,365)	(11,353,943)	-	-	-	-	(15,603,308)
Comprehensive income (loss)	-	-	243,624,754	-	8,923,264	-	252,548,018

Balances as of December 31, 2022	480,623,919	460,677,234	733,405,749	5,984,051	(40,903,125)	-	1,639,787,828

Equity issuance	108,771,608	466,218,277	-	-	-	-	574,989,885
Share-based payments	-	-	-	8,001,830	-	-	8,001,830
Vested shares	2,204,586	8,048,945	-	(10,253,531)	-	-	-
Dividends declared	-	-	(60,307,043)	-	-	-	(60,307,043)
Comprehensive income (loss)	-	-	316,637,512	-	7,858,413	-	324,495,925

Balances as of December 31, 2023	$591,600,113	$934,944,456	$989,736,218	$3,732,350	$(33,044,712)	$-	$2,486,968,425

See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(In US dollars)

	December 31,2023	December 31,2022	December 31,2021
Cash flows from operating activities:
Profit before income taxes	$381,621,095	$291,848,224	$256,032,924
Adjustments:
Depreciation	974,291	901,492	1,143,134
Right-of-use depreciation	603,782	562,428	458,082
Gain on revaluation of investment property	(243,459,821)	(185,491,518)	(164,649,959)
Unrealized effect of foreign exchange rates	(1,048,369)	(1,939,848)	1,109,567
Interest income	(9,414,027)	(2,640,687)	(76,871)
Interest expense	44,335,420	44,852,043	45,482,028
Amortization of debt issuance costs	1,971,555	1,544,113	4,781,465
Expense recognized in respect of share-based payments	8,001,830	6,650,487	5,554,353
Loss (gain) on sale of investment property	461,600	(5,027,826)	(13,992,675)
Employee benefits and pension costs	1,171,510	348,280	-
Income tax benefit from equity issuance costs	8,307,906	-	-
Working capital adjustments:
(Increase) decrease in:
Operating lease receivables – Net	(2,410,637)	1,348,952	(2,678,246)
Recoverable taxes	(3,776,348)	(10,710,911)	(4,516,452)
Security deposits paid, restricted cash and others	(1,138,296)	1,909,607	(7,004,175)
Prepaid expenses and other current assets	4,008,959	(17,338,623)	(63,524)
Increase (decrease) in:
Accounts payable	3,258	(1,619,312)	(230,177)
Accrued expenses and taxes	1,924,362	(10,091,530)	10,936,516
Security deposits received	7,347,839	2,464,415	1,944,455
Financial assets held for trading	-	-	684,936
Interest received	9,414,027	2,640,687	76,871
Income taxes paid	(64,103,701)	(54,995,605)	(27,062,220)
Net cash generated by operating activities	144,796,235	65,214,868	107,930,032

Cash flows from investing activities:
Purchases of investment property	(263,051,665)	(269,222,961)	(108,394,270)
Sale of investment property	42,057,500	7,285,242	124,565,539
Purchases of office furniture and vehicles	(2,078,300)	(219,884)	(219,143)
Net cash (used in) generated by investing activities	(223,072,465)	(262,157,603)	15,952,126

Cash flows from financing activities:
Interest paid	(45,034,414)	(44,844,370)	(44,474,123)
Loans obtained	-	-	350,000,000
Loans paid	(16,789,756)	-	(252,500,000)
Costs of debt issuance	-	(1,667,278)	(7,746,222)
Dividends paid	(59,509,926)	(57,018,815)	(55,367,252)
Repurchase of treasury shares	-	(15,603,308)	-
Equity issuance proceeds	594,375,000	-	229,215,419
Equity issuance costs paid	(27,693,021)	-	(6,019,970)
Payment of lease liabilities	(606,279)	(647,961)	(564,677)
Net cash generated by (used in) financing activities	444,741,604	(119,781,732)	212,543,175

Effects of exchange rate changes on cash	(4,446,323)	3,050,420	(4,146,343)
Net (decrease) increase in cash, cash equivalents and restricted cash	362,019,051	(313,674,047)	332,278,990

Cash, cash equivalents and restricted cash at the beginning of year	139,147,085	453,556,444	121,277,454

Cash, cash equivalents and restricted cash at the end of year - Note 5	$501,166,136	$139,882,397	$453,556,444

See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A.B. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In US dollars)

1.	General information

Corporación Inmobiliaria Vesta, S. A. B. de C. V. (“Vesta” or the “Entity”) is a corporation incorporated in Mexico. The address of its registered office and principal place of business is Paseo de los Tamarindos 90, 28th floor, Mexico City.

Vesta and subsidiaries (collectively, the “Entity”) are engaged in the development, acquisition and operation of industrial buildings and distribution facilities that are rented to corporations in eleven states throughout Mexico.

1.1	Significant events

On April 27, 2021, Vesta announced the favorable results of its primary offering of common shares (equity issuance). The offering consisted in an equity offering of shares in Mexico through the Mexican Stock Exchange with an international distribution. Vesta received gross income of $200,000,000 from this equity issuance. The primary global offering considered 101,982,052 shares, and an over-allotment option of up to 15% calculated with respect to the number of shares subject to the primary offering, that was 15,297,306 additional shares, an option that could be exercised by the underwriters within the following 30 days to this date; such over-allotment was exercised by the underwriters on April 28, 2022 in a total of 14,797,307 shares for an amount of $29,215,419. The cost of such equity issuance was $6,019,970.

On May 13, 2021, Vesta offered $350,000,000 of Senior Notes, Vesta ESG Global bond 35/8 05/31, with maturity on May 13, 2031. The notes will bear interest at a rate of 3.62% per annum. The cost of such debt issuance was $7,746,222. On September 1, 2022, Vesta announced a new $200,000,000 sustainability linked revolving credit facility with various financial institutions. As a part of such revolving credit, Vesta paid debt issuance costs in an amount of $1,339,606. As of December 31, 2023 no amount has been borrowed yet.

As a result of the spread of the coronavirus (COVID-19) in Mexico and around the world, Vesta successfully maintained during 2020 the disciplined execution of strategies, which included rapidly adapting to the current environment and providing temporary relief to clients supported by strong relationships and its strong knowledge of the market. This allowed Vesta to quickly and timely identify emerging trends and seize new business opportunities. As part of negotiations with clients during 2020, Vesta only granted deferral of leases payments for those tenants who met certain strict criteria, focusing that decision on long-term growth. In total, there were 43 deferral agreements that represented approximately a $5.5 million operating lease receivable, of which 84% were recovered during the second half of 2020 and 16% were recovered during 2021; agreements and payments have been fulfilled. It is important to note that, as of September 30, 2021, 95% of Vesta's tenants had reached pre-crisis operating levels and, at the end of the year, all are at normal levels. During 2021 Vesta did not grant additional deferrals to tenants. The economic trends of the real estate market in Mexico, and specifically the industrial real estate market, were not materially affected by the pandemic. See Note 8 “Investment Properties” for further details. Finally, from an internal point of view, Vesta continued with its surveillance measures and cost reduction, review of contracts with non-essential third parties and constant monitoring of its performance.

On April 23, 2021, a mandatory federal decree was published in Mexico where various labor and tax regulations were modified to generally prohibit the subcontracting of personnel and establish the rules under which specialized services may be subcontracted. During 2021, the Entity completed all the necessary corporate actions to approve the adjustments to the constitutive documents of the Entity and its subsidiaries, in order to adjust them to what it is established in the current legal framework; likewise, it took all previous actions to implement the administrative changes necessary to fully comply with the terms of the new legal framework on the beginning of its term; there was no impact on the Consolidated Financial Statements as of and for the period ended December 31, 2021 derived from these actions.

On September 1, 2022, Vesta announced a new $200,000,000 sustainability linked revolving credit facility with various financial institutions. As a part of such revolving credit, Vesta paid debt issuance costs in an amount of $1,339,606. As of December 31, 2023 no amount has been borrowed yet.

On June 29, 2023, Vesta entered into an underwriting agreement (the ‘‘Underwriting Agreement’’) with Citigroup Global Markets Inc., BofA Securities, Inc. and Barclays Capital Inc., as representative of the underwriters, relating to Vesta’s initial public offering (the ‘‘Offering’’) of 125,000,000 Common Shares in the form of American Depositary Shares (the ‘‘ADS’’) each ADS representing 10 Common Shares of Vesta’s common stock (‘‘common stock’’), which included the exercise by the underwriters in full of the over-allotment option to purchase an additional 18,750,000 shares of Vesta’s common stock, at an Offering price of $31.00 US dollars per ADS.

The closing of the Offering for the ADS’s took place on July 5, 2023, raising gross proceeds of approximately $445,625,000, which included 18,750,000 shares sold by Vesta upon the exercise by the underwriters of the over-allotment option in full. Issuance expenses were approximately $22,950,000. Vesta intends to use the net proceeds from the Offering to fund growth strategy including the acquisition of land or properties and related infrastructure investments, and for the development of industrial buildings.

On December 7, 2023, Vesta entered into an underwriting agreement (the ‘‘Follow-On Underwriting Agreement’’) with Morgan Stanley & CO, LLC, BofA Securities, Inc. and Barclays Capital Inc., as representative of the underwriters, relating to Vesta’s sale of common shares (the ‘‘Follow-on Offering’’) of 42,500,000 Common Shares in the form of ADS, each ADS representing 10 Common Shares of Vesta’s common stock, at a Follow-on Offering price of $35.00 US dollars per ADS.

The closing of the Follow-on Offering for the ADS’s took place on December 13, 2023, raising gross proceeds of approximately $148,750,000. Issuance expenses were approximately $4,746,000. Vesta intends to use the net proceeds from the Follow-on Offering to fund growth strategy including the acquisition of land or properties and related infrastructure investments, and for the development of industrial buildings.

2.	Adoption of new and revised International Financial Reporting Standards

New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Entity has applied several amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments – Disclosure of accounting policies

Vesta has adopted the amendments to IAS 1 for the first time as of January 1, 2023. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step’ materiality process describer in IFRS Practice Statement 2.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

Vesta has adopted the amendments to IAS 8 for the first time as of January 1, 2023. The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted.

IFRS 17 Insurance contracts (including the June 2020 and December 2021 Amendments to IFRS 17)

Vesta has adopted IFRS 17 and the related amendments for the first time as of January 1, 2023. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts.

IFRS 17 outlines a general model, which is modified for insurance contracts with direct participation features, described as the variable fee approach. The general model is simplified if certain criteria are met by measuring the liability for remaining coverage using the premium allocation approach. The general model uses current assumptions to estimate the amount, timing and uncertainty of future cash flows and it explicitly measures the cost of that uncertainty. It takes into account market interest rates and the impact of policyholders’ options and guarantees.

Vesta does not have any contracts that meet the definition of an insurance contract under IFRS 17.

Amendments to IAS 12 Income Taxes –Deferred Tax related to Assets and Liabilities arising from a Single Transaction

Vesta has adopted the amendments to IAS 12- Deferred tax related to assets and liabilities arising from a single transaction for the first time as of January 1, 2023. The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting profit nor taxable profit.

Following the amendments to IAS 12, an entity is required to recognize the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

Amendments to IAS 12 Income Taxes –International Tax Reform –Pillar Two Model Rules

Vesta has adopted the amendments to IAS 12- International Tax Reform- Pillar two model rules for the first time as of January 1, 2023. The IASB amends the scope of IAS 12 to clarify that the Standard applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The amendments introduce a temporary exception to the accounting requirements for deferred taxes in IAS 12, so that an entity would neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.

Following the amendments, an entity is required to disclose that it has applied the exception and to disclose separately its current tax expense (income) related to Pillar Two income taxes. As the Entity operates exclusively in Mexico, this Reform does not have any impact on the consolidated financial statements.

New and revised IFRS Standards issued but not yet effective for the current year

At the date of authorization of these consolidated financial statements, the Entity has not applied the following new and amended IFRS Standards that have been issued but are not yet effective:

Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture

Amendments to IAS 1 (1)	Classification of liabilities as current or non-current and non-current liabilities with covenants.

Amendments to IFRS 16 (1)	Lease liability in a sale and leaseback

Amendments to IAS 7 and IFRS 7 (1)	Supplier Finance Arrangements

Amendments to IAS 21 (2)	Lack of Exchangeability

(1)	Effective for annual periods beginning on January 1, 2024

(2)	Effective for annual periods beginning on January 1, 2025

Management does not expect the adoption of the aforementioned standards to have a significant impact on the Entity's consolidated financial statements in future periods, except as indicated below:

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investment in Associates and Joint Ventures – Sale or contribution of assets between an investor and its associate or joint venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transactions with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the measurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the IASB; however, earlier application for the amendments is permitted. Vesta management anticipates that the application of these amendments may have an impact on Vesta’s consolidated financial statements in future periods should such transactions arise.

Amendments to IAS 1 Presentation of financial statements - Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants

The amendments to IAS 1 clarify that if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants only at a date subsequent to the reporting period, the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period.

The classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The Entity is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Vesta management anticipates that the application of these amendments may have an impact on the disclosures of the consolidated financial statements in future periods.

Amendments to IFRS 16 Leases – Lease liability in a sale and leaseback

The amendment to IFRS 16 Leases specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

A seller-lessee applies the amendment to annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted, and that fact must be disclosed.

The amendments are not expected to have a material impact on the consolidated financial statements.

Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Statements: Disclosures – Supplier Finance Arrangements

The amendments specify disclosure requirements to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

In these arrangements, one or more finance providers pay amounts an entity owes to its suppliers. The entity agrees to settle those amounts with the finance providers according to the terms and conditions of the arrangements.

The amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but will need to be disclosed.

The amendments are not expected to have a material impact on the consolidated financial statements.

Amendments to IAS 21 Effects of Changes in Foreign Currency Rates – Lack of Exchangeability

The amendment specifies when an entity must evaluate if a currency is exchangeable into another currency and when it is not and how an entity determines the exchange rate to apply when a currency is not exchangeable and requires additional disclosures when a currency is not exchangeable with information that would enable users of its financial statements to evaluate how a currency’s lack of exchangeability affects, or is expected to affect, its financial performance, financial position and cash flow.

A currency is exchangeable into another currency when an entity is able to exchange that currency for the other currency through markets or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and for a specified currency.

A currency is not exchangeable into the other currency if an entity can only obtain an insignificant amount of the other currency.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted but will need to be disclosed.

The amendments are not expected to have a material impact on the consolidated financial statements.

3.	Material accounting policies

a.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

b.	Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below.

i.	Historical cost

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ii.	Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Entity takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payments.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 fair value measurements are those derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

iii.	Going concern

The consolidated financial statements have been prepared by Management assuming that the Entity will continue to operate as a going concern.

During the first months of 2020, the infectious disease COVID-19 caused by the coronavirus appeared and it was declared by the World Health Organization (WHO) as a Global Pandemic on March 11, 2020. Its expansion motivated a series of containment measures in the different geographies where the Entity operates and certain sanitary measures have been taken by the Mexican authorities to stop the spread of this virus. Derived from the uncertainty and duration of this pandemic, the Entity analyzed the considerations mentioned in Note 1.1 to determine if the assumption of continuing as a going concern is applicable.

c.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of Vesta and entities (including structured entities) controlled by Vesta and its subsidiaries. Control is achieved when the Entity:

•	Has power over the investee;

•	Is exposed, or has rights, to variable returns from its involvement with the investee; and

•	Has the ability to use its power to affect its returns.

The Entity reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Entity obtains control over the subsidiary and ceases when the Entity loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit and other comprehensive income (loss) from the date the Entity gains control or until the date when the Entity ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Entity and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Entity and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Entity’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Entity are eliminated in full on consolidation.

	Ownership percentage
Subsidiary/Entity	2023	2022	2021	Activity

QVC, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
QVC II, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Baja California, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Bajío, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Querétaro, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Proyectos Aeroespaciales, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties

	Ownership percentage
Subsidiary/Entity	2023	2022	2021	Activity

Vesta DSP, S. de R. L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Management, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Provides specialized administrative services (REPSE # AR12757/2022)
Servicio de Administración y Mantenimiento Vesta, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Provide specialized administrative services (REPSE # AR17617/2022)
Enervesta, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Provides administrative services to the Entity
Trust CIB 2962	(1)	(1)	(1)	Vehicle to distribute shares to employees under the Long-Term Incentive plan.

(1)	Employee share trust established in conjunction with the 20-20 Long Term Incentive Plan over which the Entity exercises control.

d.	Financial instruments

Financial assets and financial liabilities are recognized in Vesta’s statement of financial position when the Entity becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

e.	Financial assets

Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments that meet the following conditions are measured subsequently at fair value through other comprehensive income (FVTOCI):

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss (FVTPL).

Despite the foregoing, the Entity may make the following irrevocable election / designation at initial recognition of a financial asset:

•	The Entity may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met (see (iii) below); and

•	The Entity may irrevocably designate a debt investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch (see (iv) below).

(i)	Amortized cost and effective interest method

The effective interest method is a method for calculating the amortized cost of a debt instrument and for allocating interest income during the relevant period.

For financial assets that were not purchased or originated by credit-impaired financial assets (for example, assets that are credit-impaired on initial recognition), the effective interest rate is the rate that exactly discounts future cash inflows (including all commissions and points paid or received that form an integral part of the effective interest rate, transaction costs, and other premiums or discounts), excluding expected credit losses, over the expected life of the debt instrument or , if applicable, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting estimated future cash flows, including expected credit losses, at the amortized cost of the debt instrument on initial recognition.

The amortized cost of a financial asset is the amount at which the financial asset is measured on initial recognition minus repayments of principal, plus the accumulated amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss. The gross book value of a financial asset is the amortized cost of a financial asset before adjusting any provision for losses.

Interest income is recognized using the effective interest effect for debt instruments subsequently measured at amortized cost and at fair value through other comprehensive income. For financial assets purchased or originated other than financial assets with credit impairment, interest income is calculated by applying the effective interest rate to the gross book value of a financial asset, except for financial assets that have subsequently suffered impairment of credit (see below). For financial assets that have subsequently deteriorated credit, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset. If in subsequent reporting periods the credit risk in the credit-impaired financial instrument improves, so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross book value of the financial asset.

Interest income is recognized as realized in the consolidated statements of profit and other comprehensive income (loss) for the year.

Foreign exchange gains and losses

The book value of financial assets denominated in a foreign currency is determined in that foreign currency and it is translated at the exchange rate at the end of each reporting period.

For financial assets measured at amortized cost that are not part of a designated hedging relationship, exchange differences are recognized in exchange gain (loss)-net in the statement of profit and other comprehensive income (loss).

Impairment of financial assets

The Entity recognizes lifetime expected credit losses (“ECL”) for operating lease receivables.

The expected credit losses on these financial assets are estimated using a provision matrix based on the Entity’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

(i)	Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, the loss given the default (that is, the magnitude of the loss if there is a default), and the exposure at default.

The evaluation of the probability of default and the default loss is based on historical data adjusted for forward-looking information as described above. Regarding exposure to default, for financial assets, this is represented by the gross book value of the assets on the reporting date; for financial guarantee contracts, the exposure includes the amount established on the reporting date, along with any additional amount expected to be obtained in the future by default date determined based on the historical trend, the Entity's understanding of the specific financial needs of the debtors, and other relevant information for the future.

For financial assets, the expected credit loss is estimated as the difference between all the contractual cash flows that are due to the Entity in accordance with the contract and all the cash flows that the Entity expects to receive, discounted at the original effective interest rate. For a lease receivable, the cash flows used to determine the expected credit losses are consistent with the cash flows used in the measurement of the lease receivable in accordance with IFRS 16 Leases.

The Entity recognizes an impairment loss or loss in the result of all financial instruments with a corresponding adjustment to their book value through a provision for losses account, except investments in debt instruments that are measured at fair value at through other comprehensive income, for which the provision for losses is recognized in other comprehensive and accumulated results in the investment revaluation reserve, and does not reduce the book value of the financial asset in the statement of financial position.

Derecognition policy

The Entity derecognizes a financial asset only when the contractual rights to the asset's cash flows expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Entity does not transfer or retain substantially all the risks and benefits of ownership and continues to control the transferred asset, the Entity recognizes its retained interest in the asset and an associated liability for the amounts due. If the Entity retains substantially all the risks and benefits of ownership of a transferred financial asset, the Entity continues to recognize the financial asset and also recognizes a loan guaranteed by the income received.

Upon derecognition of a financial asset measured at amortized cost, the difference between the asset's book value and the sum of the consideration received and receivable is recognized in income. In addition, when an investment in a debt instrument classified as fair value through other comprehensive income is written off, the accumulated gain or loss previously accumulated in the investment revaluation reserve is reclassified to profit or loss. In contrast, in the derecognition of an investment in a capital instrument that the Entity chose in the initial recognition to measure at fair value through other comprehensive income, the accumulated gain or loss previously accumulated in the investment revaluation reserve is not reclassifies to profit or loss, but is transferred to accumulated profit (deficit).

f.	Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method.

Financial liabilities measured subsequently at amortized cost

Financial liabilities (including borrowings) that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and expenses paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Entity derecognizes financial liabilities when, and only when, the Entity’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Entity exchanges with the existing lender a debt instrument in another with substantially different terms, that exchange is accounted for as an extinction of the original financial liability and the recognition of a new financial liability. Similarly, the Entity considers the substantial modification of the terms of an existing liability or part of it as an extinction of the original financial liability and the recognition of a new liability. The terms are assumed to be substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate, is at least 10% different from the current discounted rate. Value of the remaining cash flows of the original financial liability. If the modification is not material, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after the modification should be recognized in profit or loss as the gain or loss from the modification within other gains and losses.

The balance as of December 31, 2023, 2022 and 2021 of short-term accounts payables was:

	December 31, 2023	December 31, 2022	December 31, 2021

Construction in-progress (1)	$6,421,225	$13,369,927	$354,012
Land (2)	275,230	366,975	-
Existing properties	5,107,983	2,239,163	385,369
Others accounts payables	1,384,528	652,723	2,272,034

	$13,188,966	$16,628,788	$3,011,415
(1)	At the end of fiscal year 2023 and 2022, the Entity began the construction of ten and six investment properties, respectively. The amount represents the advances according to the construction contract, which will be paid settled during the first quarter of the following year.

(2)	During the third quarter of 2022 the Entity acquired a land reserve and signed promissory agreements for a total of $8,256,912 to be paid on quarterly installments of $91,744 starting March 2023 plus a final payment of $7,431,218 in June 2025; the long-term payable portion as of December 31, 2023 and 2022 is $7,706,451 and $7,889,937, respectively.

g.	Cash and cash equivalents

Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, maturing within three months as of their acquisition date, which are subject to immaterial value change risks. Cash is carried at nominal value and cash equivalents are valued at fair value; any fluctuations in value are recognized in interest income of the period. Cash equivalents are represented mainly by investments in treasury certificates (CETES) and money market funds.

h.	Restricted cash and security deposits

Restricted cash represents cash and cash equivalents balances held by the Entity that are only available for use under certain conditions pursuant to the long-term debt agreements entered into by the Entity (as discussed in Note 12). These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled, whereby the short-term restricted cash balance was classified within current assets under cash and cash equivalents and the long-term restricted cash was classified within security deposits made.

During 2022, the Entity paid $7.5 million to Scotiabank for the issuance of letters of credit for the National Control Energy Center (CENACE, for its acronym in Spanish) in connection to the Aguascalientes and Querétaro projects, in exchange of a guarantee. This amount will be paid back to the Entity once the project investment conditions are met.

i.	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. The Entity does not capitalize borrowing costs during the construction phase of investment properties. Subsequent to initial recognition, investment properties are measured at fair value. Gains and losses arising from changes in the fair value of investment properties are included in profit or loss in the period in which they arise.

An investment property is derecognized upon sale or when the investment property is permanently withdrawn from use and no future economic benefits are expected to be received from such investment property. Any gain or loss arising on derecognition of the property (calculated as the difference between the net sale proceeds and the carrying amount of the asset) is included in (loss) gain on sale of investment property in the period in which the property is derecognized.

j.	Leases

1)	The Entity as lessor

Vesta, as a lessor, retains substantially all of the risks and benefits of ownership of the investment properties and account for its leases as operating leases. Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

2)	The Entity as lessee

The Entity assesses whether a contract is or contains a lease, at inception of the contract. The Entity recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Entity recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Entity uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•	The amount expected to be payable by the lessee under residual value guarantees;

•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

Rights-of-use assets consist of the initial measurement of the corresponding lease liability, the rental payments made on or before the commencement date, less any lease incentives received and any direct initial costs. Subsequent valuation is cost less accumulated depreciation and impairment losses.

If the Entity incurs an obligation arising from the costs of dismantling and removing a leased asset, restoring the place in which it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease, a provision measured in accordance with IAS 37 should be recognized. To the extent that the costs are related to a rights of use asset, the costs are included in the related rights of use asset, unless such costs are incurred to generate inventories.

Assets for rights of use are depreciated over the shorter period between the lease period and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the asset for rights of use reflects that the Entity plans to exercise a purchase option, the asset for rights of use will be depreciated over its useful life. Depreciation begins on the lease commencement date.

Assets for rights of use are presented as a separate concept in the consolidated statement of financial position.

The Entity applies IAS 36 to determine whether a rights-of-use asset is impaired and accounts for any identified impairment loss as described in the 'Impairment of assets other than goodwill' policy.

Leases with variable income that do not depend on an index or rate are not included in the measurement of the lease liability and the asset for rights of use. The related payments are recognized as an expense in the period in which the event or condition that triggers the payments occurs and are included in the concept of “Other expenses” in the consolidated statement of profits and other comprehensive Income (Loss).

As a practical expedient, IFRS 16 allows you not to separate the non-lease components and instead account for any lease and its associated non-lease components as a single arrangement. The Entity has not adopted this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Entity assigns the consideration of the contract to each lease component under the relative selling price method independent of the lease component and aggregate stand-alone relative selling price for all non-lease components.

k.	Foreign currencies

The U.S. dollar is the functional currency of Vesta and all of its subsidiaries except for WTN Desarrollos Inmobiliarios de México, S. de R. L. de C. V. (“WTN”), which considers the Mexican peso to be their functional currency and is considered to be “foreign operations” under IFRS. However, Vesta and its subsidiaries keep their accounting records in Mexican pesos. In preparing the financial statements of each individual entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the exchange rates in effect on the dates of each transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the exchange rates in effect at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the exchange rates in effect on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of WTN is translated into U.S. dollars using the exchange rates in effect on the last business day of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates in effect on the dates of the transactions are used. Exchange differences arising, if any, are recorded in other comprehensive income.

l.	Employee benefits

Employee benefits for termination

Employee benefits for termination are recorded in the results of the year in which they are incurred.

Short-term and other long-term employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows expected to be made by the Entity in respect of services provided by employees up to the reporting date.

Post-employment and other long-term employee benefits

Post-employment and other long-term employee benefits, which are considered to be monetary items, include obligations for pension and retirement plans and seniority premiums. In Mexico, the economic benefits from employee benefits and retirement pensions are granted to employees with 10 years of service and minimum age of 60. In accordance with Mexican Labor Law, the Entity provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily before the vesting of their seniority premium benefit.

For defined benefit retirement plans and other long-term employee benefits, such as the Entity’s sponsored pension and retirement plans and seniority premiums, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurement effects of the Entity’s defined benefit obligation such as actuarial gains and losses are recognized directly in Other comprehensive gain – Net of tax. The Entity presents service costs within general and administrative expenses in the consolidated statement of profit and other comprehensive income (Loss). The Entity presents net interest cost within finance costs in the consolidated statement of profit and other comprehensive income (Loss). The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period.

Statutory employee profit sharing (“PTU”)

PTU is recorded in the results of the year in which it is incurred and is presented in General and administrative expenses line item in the consolidated statement of profit and other comprehensive income (loss).

As result of the recent changes to the Income Tax Law and the Labor Law, as of December 31, 2023, 2022 and 2021, PTU is determined based on taxable income, according to Section I of Article 9 of the that Law and the Article 127 of the Labor Law.

Compensated absences

The Entity creates a provision for the costs of compensated absences, such as paid annual leave, which is recognized using the accrual method.

m.	Share-based payment arrangements

Share-based payment transactions of the Entity

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 21.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Entity’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Entity revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity settled employee benefits reserve.

n.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

1.	Current tax

Current income tax (“ISR”) is recognized in the results of the year in which is incurred.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Entity’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Entity supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

2.	Deferred income tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Entity expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is an enforceable legal right that allows offsetting current tax assets against current tax liabilities and when they are related to income taxes collected by the same tax authority and the Entity has the right to intention to settle your current tax assets and liabilities on a net basis.

3.	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

o.	Provisions

Provisions are recognized when the Entity has a present obligation (legal or constructive) as a result of a past event, when it is probable that the Entity will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties associated with the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

p.	Revenue recognition

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Energy income and Reimbursable building services arise from tenant leases and consists on the recovery of certain operating expenses of the respective property. Such reimbursements are included in rental income in the consolidated financial statements.

q.	Segment

The Entity’s primary business is the acquisition, development, and management of industrial and distribution center real estate. Vesta manages its operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions and, accordingly, has only one reporting and operating segment. As of December 31, 2023, 2022 and 2021, all of our assets and operations are derived from assets located within Mexico.

r.	Other income and Other expense

Other income and other expenses consist of transactions which substantially depart from our rental income from operating leases; these mainly include the income and expenses derived from the charge and expense of energy consumption through the Entity’s infrastructure to non-tenant third-parties, insurance recoveries and others.

s.	Reclassifications

Certain items in our consolidated statements of income and other comprehensive income (loss) and certain tables in our footnotes for the years ended December 31, 2021 and 2022 have been reclassified to conform to the 2023 presentation.

4.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Entity’s accounting policies, which are described in Note 3, management of the Entity is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Valuation of investment properties

As described in Note 8, the Entity uses external appraisers in order to determine the fair value of its investment properties. Such appraisers use several valuation methodologies that include assumptions that are not directly observable in the market to estimate the fair value of its investment properties. Note 8 provides detailed information about the key assumptions used in the determination of the fair value of the investment properties.

In estimating the fair value of an asset or a liability, the Entity uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Entity engages third party qualified valuation experts. The valuation committee works closely with the qualified external valuation experts to establish the appropriate valuation techniques and inputs to the model. The Chief Financial Officer reports the valuation committee’s findings to the board of directors of the Entity every quarter to explain the cause of fluctuations in the fair value of the assets and liabilities. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in Note 8 and 19.

The Entity’s management believes that the chosen valuation methodologies and assumptions used are appropriate in determining the fair value of the Entity’s investment properties.

5.	Cash, cash equivalents and restricted cash

For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand and in banks, including restricted cash. Cash and cash equivalents at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statements of financial position as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

Cash and cash equivalents	$501,093,921	$139,056,863	$452,802,049
Current restricted cash	72,215	90,222	19,083
	501,166,136	139,147,085	452,821,132

Non-current restricted cash	735,312	735,312	735,312

Total	$501,901,448	$139,882,397	$453,556,444

Restricted cash represents balances held by the Entity that are only available for use under certain conditions pursuant to the loan agreements entered into by the Entity. Such conditions include payment of monthly debt service fee and compliance with certain covenants set forth in the loan agreement. These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled. Non-current restricted cash was classified within security deposits made in the accompanying consolidated statements of financial position.

Non-cash transactions

The Entity did not have additions to the right-of-use asset and lease liabilities during 2023. Additions to right of use assets during 2022 and 2021 of $635,956 and $1,144,662, respectively were financed by new leases. Other non-cash investing activities related to investment properties are included in Note 8.

Changes in liabilities arising from financing activities not requiring cash relate to a decrease for the amortization of debt issuance costs for $1,971,555, $1,544,113 and $4,781,465 in 2023, 2022 and 2021, respectively and an increase for new lease liabilities for $635,956 and $1,144,662 in 2022 and 2021, respectively.

Unpaid dividends are included in Note 12.4.

6.	Recoverable taxes

	December 31, 2023	December 31, 2022	December 31, 2021

Recoverable value-added tax (“VAT”)	$33,733,662	$18,440,884	$6,193,929
Recoverable income taxes	-	9,531,645	9,530,937
Recoverable dividend tax	-	1,818,971	3,533,983
Other receivables	131,159	296,973	118,713

	$33,864,821	$30,088,473	$19,377,562
7.	Operating lease receivables

i.	The aging profile of operating lease receivables as of the dates indicated below are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

0-30 days	$9,338,540	$6,732,985	$8,345,097
30-60 days	335,498	260,832	263,033
60-90 days	146,708	610,770	269,054
Over 90 days	280,086	85,608	161,963

Total	$10,100,832	$7,690,195	$9,039,147

Pursuant to the lease agreements, rental payments should be received within 30 days following their due date; thereafter the payment is considered past due. As shown in the table above, 92%, 88%, and 92% of all operating lease receivables are current at December 31, 2023, 2022 and 2021, respectively.

All rental payments past due are monitored by the Entity; for receivables outstanding from 30 to 90 days’ efforts are made to collect payment from the respective client. Operating lease receivables outstanding for more than 30 days but less than 60 days represent 3%, 3% and 3% of all operating lease receivables at December 31, 2023, 2022 and 2021, respectively. Operating lease receivables outstanding for more than 60 and less than 90 days represent 1%, 8%, and 3% of all operating lease receivable at December 31, 2023, 2022 and 2021. Operating lease receivables outstanding greater than 90 days represent 3%, 1%, and 2% as of December 31, 2023, 2022 and 2021, respectively.

ii.	Movement in the allowance for doubtful accounts receivable

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of the operating lease receivable.

The following table shows the movement in expected credit losses that has been recognized for the lease receivable:

	2023	2022	2021

Balance as of January 1	$1,916,124	$1,957,935	$3,507,156
Increase in loss allowance arising from new financial assets recognized in the year	1,615,852	760,072	1,516,248
Decrease in loss allowance from derecognition of financial assets in the year	(995,083)	(801,883)	(3,065,469)

Balance as of December 31,	$2,536,893	$1,916,124	$1,957,935

iii.	Client concentration risk

As of December 31, 2023, 2022 and 2021 one of the Entity’s clients account for 45% or $4,525,100, 42% or $3,249,692 and 43% or $3,863,928, respectively, of the operating lease receivables balance. The same client accounted for 5%, 6%, and 6% of the total rental income of Entity for the years ended December 31, 2023, 2022 and 2021, respectively. No other client represented more than 10% of the Entity’s total rental income during the years ended December 31, 2023, 2022 and 2021.

iv.	Leasing agreements

Operating leases relate to non-cancellable lease agreements over the investment properties owned by the Entity, which generally have terms ranging between 5 to 15 years, with options to extend the term up to a total term of 20 years. Rents are customarily payable on a monthly basis, and are adjusted annually according to applicable inflation indices (US and Mexican inflation indices). Security deposits are typically equal to one or two months’ rent. Obtaining property insurance (third party liability) and operating maintenance are obligations of the tenants.

All lease agreements include a rescission clause that entitles the Entity to collect all unpaid rents during the remaining term of the lease agreement in the event that the client defaults in its rental payments, vacates the properties, terminates the lease agreement or enters into bankruptcy or insolvency proceedings. All lease agreements are classified as operating leases and do not include purchase options.

v.	Non-cancellable operating lease receivables

Future minimum lease payments receivable under non-cancellable operating lease agreements are as follows:

As of December 31,	2023	2022	2021

Not later than 1 year	$204,723,974	$155,267,112	$140,816,013
Later than 1 year and not later than 3 years	344,644,619	250,043,235	213,202,071
Later than 3 year and not later than 5 years	329,579,421	209,592,871	169,944,066
Later than 5 years	185,044,052	154,909,895	102,405,961

	$1,063,992,066	$769,813,113	$626,368,111
vi.	Prepaid expenses and other current assets

As of December 31	2023	2022	2021

Advance payments (1)	$19,308,297	$17,201,933	$-
Other accounts receivables (2)	328,082	7,486,147	-
Property expenses	1,638,607	543,804	-
Prepaid expenses	24,406	76,467	483,581

	$21,299,392	$25,308,351	$483,581
1)	During the second quarter of 2022 the Entity entered into an agreement for the procurement, permissioning and other conditions for the acquisition of several plots of land; if the conditions are met within a period of 18 months, or an additional 18-month extension, the advance deposit will be considered part of the final transactions price, otherwise approximately $1 million will be forfeited to the counterparty and expensed; the remainder amount will be reimbursed to the Entity.

2)	As stated in Note 8 the Entity sold land reserve located in Queretaro, and as of December 2022, there was an outstanding balance of $7,486,147 that was settled in the first quarter of 2023.

8.	Investment property

The Entity uses external appraisers in order to determine the fair value for all of its investment properties. The external appraisers hold recognized and relevant professional qualifications and have vast experience in the types of investment properties owned by the Entity. The external appraisers use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used include assumptions, the majority of which are not directly observable in the market, to estimate the fair value of the Entity’s investment property such as discount rates, exit cap rates, long-term NOI, inflation rates, absorption periods and market rents.

The values, determined by the external appraisers annually, are recognized as the fair value of the Entity’s investment property at the end of each reporting period. The appraisers use a discounted cash flow approach to determine the fair value of land and buildings (using the expected net operating income (“NOI”) of the investment property) and a market approach to determine the fair value of land reserves. Gains or losses arising from changes in the fair values are included in the consolidated statements of profit or loss and other comprehensive (loss) income in the period in which they arise.

The Entity’s investment properties are located in México and they are classified as Level 3 in the IFRS fair value hierarchy. The following table provides information about how the fair values of the investment properties are determined (in particular, the valuation techniques and inputs used).

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value/range	Relationship of unobservable inputs to fair value

Buildings and land	Level 3	Discounted cash flows	Discount rate	2023: 7.00%% to 12.21% 2022: 7.50% to 12.24% 2021: 7.75% to 12.15%	The higher the discount rate, the lower the fair value.

			Exit cap rate	2023: 6.50% to 8.99% 2022: 6.50% to 8.99% 2021: 6.75% to 8.99%	The higher the exit cap rate, the lower the fair value.

			Long-term NOI	Based on contractual rent and then on market related rents	The higher the NOI, the higher the fair value.

			Inflation rates	Mexico: 3.6% to 4.25%, in 2023 3.4% to 5.0%, in 2022 3.55% to 4.15% in 2021 U.S.: 2.1% to 3.0%, in 2023 2.1% to 3.5% in 2022, 2.3% to 3.0% in 2021	The higher the inflation rate, the higher the fair value.

			Absorption period	12 months of average	The shorter the absorption period, the higher the fair value

			Market related rents	Depending on the park/state	The higher the market rent the higher the fair value

Land reserves	Level 3	Market comparable	Price per acre	Weighted average price per acre is $195,196 in 2023, $239,266 in 2022, $149,153 in 2021.	The higher the price, the higher the fair value.

Fair value sensitivity:

The following table presents a sensitivity analysis to the impact of 10 basis points (“bps”) of the discount rates and exit cap rate and the aggregated impact, in absolute terms, of these two on fair values of the investment properties – land and buildings representing leased land and buildings valued used the discounted cash flows method. An increase/decrease in discount rates and exit cap rate will decrease/increase the building and land valuation as of December 31, 2023, 2022 and 2021:

	December 31, 2023
	Impact of +/- 10 bps on exit cap rate	Impact of +/- 10 bps on discount rate	Impact of +/- 10 bps on exit cap rate and discount rate

Buildings and land	$14,622,874	$15,652,178	$36,530,020

	December 31, 2022
	Impact of +/- 10 bps on exit cap rate	Impact of +/- 10 bps on discount rate	Impact of +/- 10 bps on exit cap rate and discount rate

Buildings and land	$12,177,562	$20,763,362	$21,538,398

	December 31, 2021
	Impact of +/- 10 bps on exit cap rate	Impact of +/- 10 bps on discount rate	Impact of +/- 10 bps on exit cap rate and discount rate

Buildings and land	$15,072,887	$15,978,900	$29,857,968

The table below sets forth the aggregate values of the Entity’s investment properties for the years indicated:

	2023	2022	2021

Buildings and land	$3,167,770,000	$2,657,513,766	$2,167,895,680
Land improvements	16,277,544	7,562,174	7,975,906
Land reserves	138,380,000	208,910,000	133,859,180
	3,322,427,544	2,873,985,940	2,309,730,766
Less: Cost to conclude construction in-progress	(110,263,380)	(135,520,664)	(46,559,825)

Balance at end of year	$3,212,164,164	$2,738,465,276	$2,263,170,941

The reconciliation of investment property is as follows:

	2023	2022	2021

Balance at beginning of year	$2,738,465,276	$2,263,170,941	$2,103,214,762
Additions	259,757,058	292,349,582	109,032,511
Foreign currency translation effect	13,001,109	7,196,797	(3,742,001)
Disposal of investment property	(42,519,100)	(9,743,562)	(109,984,290)
Gain on revaluation of investment property	243,459,821	185,491,518	164,649,959

Balance at end of year	$3,212,164,164	$2,738,465,276	$2,263,170,941

A total of $19,510,889, $23,866,003, and $739,381 additions to investment property related to land reserves and new buildings that were acquired from third parties, were not paid as of December 31, 2023, 2022 and 2021, respectively, and were therefore excluded from the consolidated statements of cash flows for those years.

A total of $15,884,322, $739,381 and $933,571 of 2022, 2021 and 2020 additions were paid during 2023, 2022 and 2021, respectively and were included in the 2023, 2022 and 2021 consolidated statement of cash flows.

During 2023, the Entity reached an agreement to sell a land reserve located in Aguascalientes totaling 914,932 square feet for $5,057,500 and also sold a 313,410 square feet building in Tijuana for $37,000,000, the cost associated with the sales was $42,519,100, generating a loss in sale of investment property of $461,600.

During 2022, the Entity reached an agreement to sell two land reserves located in Queretaro totaling 115,101 square feet for $909,005 and also sold land reserves located in Cd. Juarez totaling 1,297,508 square feet for $13,862,383, the cost associated with the two sales was $9,743,562, generating a gain in sale of investment property of $5,027,826.

During 2021, the Entity reached an agreement to sell four land reserves located in Queretaro totaling 2.1 million square feet for $16,317,539, the cost associated with the sale was $7,395,427, generating a gain in sale of investment property of $8,922,112.

During 2021, the Entity reached an agreement to sell two industrial properties located in Queretaro and Ciudad Juarez totaling 1,371,129 square feet for $108,248,000, the cost associated with the sale was $103,177,437, generating a gain in sale of investment property of $5,070,563.

During 2007, the Entity entered into an agreement to build the Querétaro Aerospace Park, which consists of a Trust created by the Government of the State of Querétaro, as grantor (fideicomitente), Aeropuerto Intercontinental de Querétaro, S. A. de C. V., as a participant for the purposes of granting its consent, Bombardier Aerospace México, S.A. de C.V., as beneficiary (fideicomisario), and BBVA Bancomer, S.A., as Trustee (fiduciario), to which the Entity, through its subsidiary, Proyectos Aeroespaciales, S. de R. L. de
C. V. (PAE), adhered as grantee and beneficiary. The Government of the State of Queretaro contributed certain rights to the Trust, including rights to use the land and the infrastructure built by the state of Queretaro, allowing PAE to build and lease buildings for a total period equivalent to the term of the concession granted to the Aerospace Park; the remaining term is approximately 41 years as of December 31, 2023.

PAE is the only designated real estate developer and was granted the right to use the land and infrastructure to develop industrial facilities thereon, lease such industrial facilities to companies in the aerospace and related industries and to collect the rents derived from the lease of the industrial facilities, for a period of time equivalent to the remaining term of the airport concession (approximately 34 years as of December 31, 2023). With respect to such rights, all construction, addition and improvements made by Proyectos Aeroespaciales to the contributed land (including without limitation, the industrial facilities) will revert in favor of the Government of the State of Queretaro at the end of the term of the Trust, for zero consideration.

During 2013, the Entity entered into an agreement with Nissan Mexicana, S.A. de C.V. (“Nissan”) to build and lease to Nissan the Douki Seisan Park (“DSP Park”) located in Aguascalientes, Mexico. The land where the DSP Park is located is owned by Nissan. On July 5, 2012, Nissan created a Trust (Trust No. F/1704 with Deutsche Bank México, S.A. as Trustee) to which the Entity (through one of its subsidiaries, Vesta DSP,
S. de R.L. de C.V), is beneficiary and was granted the use of the land for a period of 40 years. The infrastructure and all the related improvements were built by and are managed by the Entity.

Some of the Entity’s investment properties have been pledged as collateral to secure its long-term debt, the long-term debt is secured by 67 investment properties with a carrying amount of $642,470,000.

9.	Lease liabilities

1.	Right-of-use asset:

Rights-of-use	January 1, 2023	Additions	Disposals	December 31, 2023

Office space	$2,552,121	$-	$-	$2,552,121
Vehicles and office furniture	791,773	-	-	791,773

Cost of rights-of-use	$3,343,894	$-	$-	$3,343,894

Depreciation of rights-of-use	January 1, 2023	Additions	Disposals	December 31, 2023

Office space	$(1,508,871)	$(452,154)	$-	$(1,961,025)
Vehicles and office furniture	(417,078)	(131,592)	-	(548,670)
Accumulated depreciation	(1,925,949)	(583,746)	-	(2,509,695)

Total	$1,417,945	$(583,746)	$-	$834,199

Rights-of-use	January 1, 2022	Additions	Disposals	December 31, 2022

Office space	$2,296,581	$255,540	$-	$2,552,121
Vehicles and office furniture	411,357	380,416	-	791,773

Cost of rights-of-use	$2,707,938	$635,956	$-	$3,343,894

Depreciation of rights-of-use

Office space	$(1,078,035)	$(430,836)	$-	$(1,508,871)
Vehicles and office furniture	(285,486)	(131,592)	-	(417,078)
Accumulated depreciation	(1,363,521)	(562,428)	-	(1,925,949)

Total	$1,344,417	$73,528	$-	$1,417,945

Rights-of-use	January 1, 2021	Additions	Disposals	December 31, 2021

Office space	$1,260,626	$1,035,955	$-	$2,296,581
Vehicles and office furniture	302,650	108,707	-	411,357

Cost of rights-of-use	$1,563,276	$1,144,662	$-	$2,707,938

Depreciation of rights-of-use

Office space	$(717,375)	$(360,660)	$-	$(1,078,035)
Vehicles and office furniture	(188,064)	(97,422)	-	(285,486)
Accumulated depreciation	(905,439)	(458,082)	-	(1,363,521)

Total	$657,837	$686,580	$-	$1,344,417

2.	Lease obligations:

	January 1, 2023	Additions	Disposals	Interests accrued	Repayments	December 31, 2023

Lease liabilities	$1,503,939	$-	$-	$103,611	$(709,899)	$897,651

	January 1, 2022	Additions	Disposals	Interests accrued	Repayments	December 31, 2022

Lease liabilities	$1,380,413	$635,956	$-	$135,531	$(647,961)	$1,503,939

	January 1, 2021	Additions	Disposals	Interests accrued	Repayments	December 31, 2021

Lease liabilities	$731,285	$1,144,662	$-	$69,143	$(564,677)	$1,380,413

3.	Analysis of maturity of liabilities by lease:

Finance lease liabilities	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Less than 1 year	$662,388	$709,901	$523,281
Later than 1 year and not later than 5 years	301,099	963,487	968,672
	963,487	1,673,388	1,491,953
Less: future finance cost	(65,836)	(169,449)	(111,540)

Total lease liability	$897,651	$1,503,939	$1,380,413

Finance lease - short term	$607,481	$606,281	$464,456
Finance lease - long term	290,170	897,658	915,957

Total lease liability	$897,651	$1,503,939	$1,380,413

10.	Long-term debt

In September 1, 2022, , the Entity obtained a three-year unsecured sustainability-linked revolving credit facility for $200 million. This loan bears interest at a rate of SOFR plus 1.60 percentage points. As a part of such revolving credit, Vesta paid debt issuance costs in an amount of $1,339,606. As of December 31, 2023 no amount has been borrowed yet.

On May 13, 2021, the Entity offered $350,000,000 of Senior Notes (“Vesta ESG Global bond 35/8 05/31”) with maturity on May 13, 2031. The notes bear interest at a rate of 3.625%. The cost of such debt issuance was $7,746,222.

On August 2, 2019, the Entity entered into a new five-year unsecured credit agreement with various financial institutions for an aggregated amount of $80,000,000 which proceeds were received on the same date;, and a revolving credit line of $125,000,000. This loan bears interest at a rate of LIBOR plus 2.15 percentage points. On March 23, 2020 and April 7, 2020, the Entity borrowed $85,000,000 and $40,000,000, respectively, out of the revolving credit line, bearing quarterly interest at a rate of LIBOR plus 1.85 percentage points.

On June 25, 2019, the Entity entered into a 10-year Senior Note series RC and 12-year Senior Note series RD with various financial institutions, for aggregate amounts of $70,000,000 and $15,000,000, respectively. Each Series RC notes and Series RD notes bear interest on the unpaid balance at the rates of 5.18% and 5.28%, respectively.

On May 31, 2018, the Entity entered into an agreement for the issuance and sale of Series A Senior Note of $45,000,000 due on May 31, 2025, and Series B Senior Note of $45,000,000 due on May 31, 2028. Each Series A Note and Series B Note bear interest on the unpaid balance at the rates of 5.50% and 5.85%, respectively.

On November 1, 2017, the Entity entered into a loan agreement with Metropolitan Life Insurance Company for $118,000,000 due on December 1, 2027. This loan bears interest at a rate of 4.75%.

On September 22, 2017, the Entity entered into an agreement for an issuance and sale Series A Senior Note of $65,000,000 due on September 22, 2024, and Series B Senior Note of $60,000,000 due on September 22, 2027. Each Series A Note and Series B Note bears interest on the unpaid balance of such Series A Note and Series B Note at the rates of 5.03% and 5.31%, respectively, payable semiannually on the September 22 and March 22 of each year.

On July 27, 2016, the Entity entered into a 10-year loan agreement with Metropolitan Life Insurance Company (“MetLife”) for a total amount of $150,000,000 due on August 2026. The proceeds of both of the aforementioned credit facilities were used to settle the Entity’s debt with Blackstone which matured on August 1, 2016.

The long-term debt is comprised by the following notes:

Loan	Amount	Annual interest rate	Monthly amortization	Maturity	31/12/2023	31/12/2022	31/12/2021

MetLife 10-year	150,000,000	4.55%	(1)	August 2026	144,266,224	146,723,915	149,071,012
Series A Senior Note	65,000,000	5.03%	(3)	September 2024	65,000,000	65,000,000	65,000,000
Series B Senior Note	60,000,000	5.31%	(3)	September 2027	60,000,000	60,000,000	60,000,000
Series A Senior Note	45,000,000	5.50%	(3)	May 2025	45,000,000	45,000,000	45,000,000
Series B Senior Note	45,000,000	5.85%	(3)	May 2028	45,000,000	45,000,000	45,000,000
MetLife 10-year	118,000,000	4.75%	(2)	December 2027	103,955,374	117,867,109	118,000,000
MetLife 8-year	26,600,000	4.75%	(1)	August 2026	25,620,991	26,041,321	26,441,925
Series RC Senior Note	70,000,000	5.18%	(4)	June 2029	70,000,000	70,000,000	70,000,000
Series RD Senior Note	15,000,000	5.28%	(5)	June 2031	15,000,000	15,000,000	15,000,000
Vesta ESG Global bond 35/8 05/31	350,000,000	3.63%	(6)	May 2031	350,000,000	350,000,000	350,000,000
					923,842,589	940,632,345	943,512,937

Less: Current portion					(69,613,002)	(4,627,154)	(2,880,592)

Less: Direct issuance cost					(8,655,835)	(10,132,759)	(9,979,721)

Total Long-term debt					$845,573,752	$925,872,432	$930,652,624
(1)	On July 22, 2016 the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. On March 2021, under this credit facility, an additional loan was contracted for $26,600,000 bearing interest on a monthly basis at a fixed interest rate of 4.75%. Principal amortization over the two loans will commence on September 1, 2023. This credit facility is guaranteed with 48 of the Entity’s properties.

(2)	On November 1, 2017, the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. The loan bears monthly interest only for 60 months and thereafter monthly amortizations of principal and interest until it matures on December 1, 2027. This loan is secured by 19 of the Entity’s investment properties under a Guarantee Trust. On November 28, 2023, the Entity prepaid $12,194,600 associated with the sale of one investment property under the Guarantee trust.

(3)	Series A Senior Notes and Series B Senior Notes are not secured by investment properties of the Entity. The interest on these notes is paid on a monthly basis. As of December 31, 2023, Series A Senior Notes were reclassified to the Current portion of long-term debt.

(4)	On June 25, 2019, the Entity entered into a 10-year senior notes series RC to financial institutions, interest on these loans is paid on a semiannual basis December 14, 2019. The note payable matures on June 14, 2029. Five of its subsidiaries are joint obligators under these notes payable.

(5)	On June 25, 2019, the Entity entered into a 12-year note payable to financial institutions, interest on these loans is paid on a semiannual basis beginning December 14, 2019. The note payable matures on June 14, 2031. Five of its subsidiaries are joint obligators under these notes payable.

(6)	On May 13, 2021, the Entity offered $350,000,000 Senior Notes, Vesta ESG Global bond 35/8 05/31 with maturity on May 13, 2031. Interest is paid on a semiannual basis at an annual interest rate of 3.625%. The cost incurred for this issuance was $7,746,222.

These credit agreements require the Entity to maintain certain financial and to comply with certain affirmative and negative covenants. The Entity is in compliance with such covenants as of December 31, 2023.

The credit agreements also entitle MetLife to withhold certain amounts deposited by the Entity in a separate fund as guarantee deposits for the debt service and tenants guarantee deposits of the Entity’s investment properties pledged as collateral. Such amounts are presented as guaranteed deposit assets in the consolidated statement of financial position.

Scheduled maturities and periodic amortization of long-term debt are as follows:

2025	49,856,047
2026	165,520,823
2027	98,852,717
2028	105,000,000
2029	70,000,000
Thereafter	365,000,000
Less: direct issuance cost	(8,655,835)

Total long-term debt	$845,573,752

11.	Employee benefits

The analysis of the employee benefit liabilities recorded in the consolidated financial statements is detailed below:

Assumptions: The Entity performs an annual evaluation of the reasonableness of the assumptions used in the calculations of the defined benefit obligations, the post-employment and other long-term employee benefits.

The principal long-term assumptions used in determining the retirement plan, seniority premium and the current service cost are as follows:

As of December 31,	2023	2022	2021

Financial:
Discount rate	9.80%	10.30%	8.20%
Rate of salary increase	5.00%	5.00%	4.50%
Rate of minimum wage increase	5.00%	5.00%	4.50%
Inflation rate	4.00%	4.00%	3.50%
Biometric:
Mortality	EMSSA-09	EMSSA-09	EMSSA-09
Incapacity	EMSSIH-97	EMSSIH-97	EMSSIH-97
Retirement age	65 years	65 years	65 years
Rotation	20% / 100%	20% / 100%	20% / 100%

In Mexico, the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”), which includes a yield curve. In this case, the expected rates were taken from a yield curve of the Federation Treasury Certificate (known in Mexico as CETES), because there is no deep market for high quality corporate obligations in Mexican pesos.

Balance of liabilities for defined benefit obligations:

As of December 31,	2023	2022	2021

Seniority premium
Net defined benefit liability	$40,453	$9,270	$-

Retirement plan
Net defined benefit liability	1,479,337	339,010	-

Employee benefit liability	$1,519,790	$348,280	$-

Considering the materiality of labor liabilities, Vesta does not include sensitivity analysis of the actuarial assumptions.

Vesta presents a maturity analysis to facilitate understanding of the effect of the defined benefit plan on the timing, amount and uncertainty in the entity's future cash flows:

Based on our assumptions, the benefit amounts expected to be paid in the following years are as follows:

Assumption	Seniority premium	Retirement Plan

2024	5,047	265,205
2025	7,798	538,736
2026	4,099	73,151
2027	4,012	86,782
2028	3,091	71,281
2029 onwards	56,858	1,923,520

12.	Capital stock

1.	Capital stock as of December 31, 2023, 2022 and 2021 is as follows:

	2023		2022		2021
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Fixed capital
Series A	5,000	$3,696	5,000	$3,696	5,000	$3,696
Variable capital
Series B	870,104,128	591,596,417	679,697,740	480,620,223	684,247,628	482,854,693

Total	870,109,128	$591,600,113	679,702,740	$480,623,919	684,252,628	$482,858,389

2.	Treasury shares

As of December 31, 2023, 2022 and 2021 total treasury shares are as follows:

	2023	2022	2021

Treasury shares (1)	5,721,638	10,077,405	5,652,438
Shares in Long-term incentive plan trust (2)	8,655,670	8,456,290	8,331,369

Total Treasury shares	14,377,308	18,533,695	13,983,807

(1)	Treasury shares are not included in the Total Capital Stock of the Entity; they represent the total stock outstanding under the repurchase program approved by the resolution of the general ordinary stockholders meeting on March 13, 2020.

(2)	Shares in long-term incentive plan trust are not included in the Total Capital Stock of the Entity. The trust was established in 2018 in accordance with the resolution of the general ordinary stockholders meeting on January 6, 2015 as the 20-20 Long Term Incentive Plan, this compensation plan was extended for the period 2021 to 2025, “Long Term Incentive Plan” by a resolution of the general ordinary stockholders meeting on March 13, 2020. Such trust was created by the Entity as a vehicle to distribute shares to employees under the mentioned incentive plan (see Note 21) and is consolidated by the Entity. The shares granted to the eligible executives and deposited in the trust accrue dividends for the employee any time the ordinary shareholders receive dividends and those dividends do not need to be returned to the Entity if the executive forfeits the granted shares.

3.	Fully paid ordinary shares

	Number of shares	Amount	Additional paid-in capital

Balance as of January 1, 2021	564,214,433	$422,437,615	$297,064,471

Vested shares	3,258,637	1,647,600	4,743,437
Repurchase of shares	116,779,558	58,773,174	164,422,275

Balance as of December 31, 2021	684,252,628	482,858,389	466,230,183

Vested shares	4,161,111	2,014,895	5,800,995
Repurchase of shares	(8,710,999)	(4,249,365)	(11,353,944)

Balance as of December 31, 2022	679,702,740	480,623,919	460,677,234

Vested shares	4,156,388	2,204,586	8,048,945
Equity Issuance	186,250,000	108,771,608	466,218,277

Balance as of December 31, 2023	870,109,128	$591,600,113	$934,944,456
4.	Dividend payments

Pursuant to a resolution of the general ordinary stockholders meeting on March 30, 2023, the Entity declared a dividend of $60,307,043, approximately $0.08782 per share. The dividend will be paid in four equal installments of $15,076,761 due on April 17, 2023, July 15, 2023, October 15, 2023 and January 15, 2024. As of December 31, 2023, the unpaid dividends are $15,155,311.

The first installment of the 2023 declared dividends, paid on April 17, 2023, was approximately $0.0218 per share, for a total dividend of $15,076,761.

The second installment of the 2023 declared dividends, paid on July 17, 2023, was approximately $0.0180 per share, for a total dividend of $15,076,761.

The third installment of the 2023 declared dividends, paid on October 16, 2023, was approximately $0.0182 per share, for a total dividend of $15,076,761.

Pursuant to a resolution of the general ordinary stockholders meeting on March 24, 2022, the Entity declared a dividend of $57,432,776, approximately $0.08306 per share. The dividend will be paid in four equal installments of $14,358,194 due on April 15, 2022, July 15, 2022, October 15, 2022 and January 15, 2023. As of December 31, 2022, the unpaid dividends are $14,358,194.

The first installment of the 2022 declared dividends, paid on April 15, 2022, was approximately $0.0207 per share, for a total dividend of $14,358,194.

The second installment of the 2022 declared dividends, paid on July 15, 2022, was approximately $0.02086 per share, for a total dividend of $14,358,194.

The third installment of the 2022 declared dividends, paid on October 15, 2022, was approximately $0.02086 per share, for a total dividend of $14,358,194.

The fourth installment of the 2022 declared dividends, paid on January 15, 2023, was approximately $0.02086 per share, for a total dividend of $14,358,194.

Pursuant to a resolution of the general ordinary stockholders meeting on March 23, 2021, the Entity declared a dividend of $55,776,929, approximately $0.097 per share. The dividend will be paid in four equal installments of $13,944,232 due on April 15, 2021, July 15, 2021, October 15, 2021 and January 15, 2022. As of December 31, 2021, the unpaid dividends are $13,944,232.

The first installment of the 2021 declared dividends, paid on April 15, 2021, was approximately $0.0242 per share, for a total dividend of $13,944,232.

The second installment of the 2021 declared dividends, paid on July 15, 2021, was approximately $0.0242 per share, for a total dividend of $13,944,232.

The third installment of the 2021 declared dividends, paid on October 15, 2021, was approximately $0.0242 per share, for a total dividend of $13,944,232.

The fourth installment of the 2021 declared dividends, paid on January 15, 2022, was approximately $0.0237 per share, for a total dividend of $13,534,554.

Stockholders' equity, except restated common stock and tax-retained earnings, will incur income tax payable by the Entity at the rate in effect at the time of its distribution. Any tax paid on such distribution may be credited against income for the year in which the dividend tax is paid and, in the subsequent two years, against tax for the year and the related estimated payments.

Dividends paid from tax profits generated from January 1, 2014 to residents in Mexico and to nonresident stockholders may be subject to an additional tax of up to 10%, which will be withheld by the Entity.

Pursuant temporary provisions of the Income Tax Law of 2016, a tax benefit was granted to individual taxpayers that are subjects to 10% withholding tax on dividends received from legal entities, which come from earnings generated in 2014, 2015 and 2016, subject to compliance with specific requirements. The tax benefit consists in a tax credit equivalent to 5% of the distributed dividend (applicable only to dividends distributed in 2020 and onwards). Such tax credit will be credited only against the aforementioned 10% withholding tax.

Retained earnings that may be subject to withholding of up to 10% on distributed dividends is as follows:

Period	Amount	Reinvested earnings	Distributed earnings (1)	Amount that may be subject to withholding	Amount not subject to withholding

Retained earnings through December 31, 2013	$204,265,028	204,265,028	204,265,028	$-	$-
2014	24,221,997	24,221,997	24,221,997	-	$-
2016	45,082,793	45,082,793	45,082,793	-	$-
2017	126,030,181	126,030,181	126,030,181	-	$-
2018	93,060,330	93,060,330	22,541,485	70,518,845	$-
2019	134,610,709	134,610,709	-	134,610,709	$-
2020	66,956,082	66,956,082	-	66,956,082	$-
2021	173,942,373	173,942,373	-	173,942,373	$-
2022	243,624,754	243,624,754	-	243,624,754	$-
2023	325,012,754	325,012,754	-	325,012,754	$-

(1)	Dividend paid in 2019, were distributed form earnings generated in 2014 and 2016, which were reinvested until the days in which the dividends were paid. Dividend paid in 2020 were distributed from earnings generated in 2017. Dividends paid in 2021 and 2022 were distributed from earnings generated in 2013 and 2017.

5.	Earnings per share

The amounts used to determine earnings per share are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

Basic Earnings per share
Earnings attributable to ordinary shares outstanding	$316,637,512	$243,624,754	$173,942,373
Weighted average number of ordinary shares outstanding	756,961,868	682,642,927	648,418,962
Basic Earnings per share	0.4183	0.3569	0.2683

Diluted Earnings per share
Earnings attributable to ordinary shares outstanding and shares in Long-term Incentive Plan	$316,637,512	$243,624,754	$173,942,373
Weighted average number of ordinary shares plus shares in Long-term Incentive Plan	768,845,264	694,253,758	692,934,852
Diluted earnings per share	0.4118	0.3509	0.2636

Shares held in the Incentive Plan trust accrue dividends, which are irrevocable, regardless if the employee forfeits the granted shares.

13.	Rental income

	December 31, 2023	December 31, 2022	December 31, 2021

Rents	$200,267,401	$166,875,957	$154,954,624
Energy income	1,940,693	1,831,137	571,684
Reimbursable building services	11,240,202	9,318,367	5,172,077

	$213,448,296	$178,025,461	$160,698,385
14.	Property operating costs and General and administrative expenses

1.	Property operating costs consist of the following:

a.	Direct property operating costs from investment properties that generated rental income during the year:

	December 31, 2023	December 31, 2022	December 31, 2021

Real estate tax	$2,658,183	$1,831,436	$1,887,480
Insurance	1,062,027	691,462	655,883
Maintenance	2,083,252	1,624,366	1,559,539
Structural maintenance accrual	111,851	110,403	105,228
Trust fees	114,062	110,439	106,752
Energy costs	2,102,060	1,345,588	571,684
Other property related expenses	5,344,889	3,227,095	3,657,395

	$13,476,324	$8,940,789	$8,543,961

b.	Direct property operating costs from investment property that did not generate rental income during the year:

	December 31, 2023	December 31, 2022	December 31, 2021

Real estate tax	$683,843	$328,919	$449,403
Insurance	33,298	42,973	63,388
Maintenance	625,648	458,178	403,167
Other property related expenses	3,420,609	1,652,535	1,266,838
	4,763,398	2,482,605	2,182,796

Total property operating costs	$18,239,722	$11,423,394	$10,726,757
2.	General and administrative expenses consist of the following:

	December 31, 2023	December 31, 2022	December 31, 2021

Employee annual salary plus employee benefits	$17,883,095	$13,501,686	$11,744,548
Auditing, legal and consulting expenses	2,357,281	971,629	815,843
Property appraisal and other fees	572,207	682,905	683,681
Marketing expenses	948,211	1,026,804	871,705
Other	379,197	116,997	129,571
	22,139,991	16,300,021	14,245,348

Depreciation	1,578,073	1,463,920	1,601,216
Share-based compensation expense – Note 21.3	8,001,831	6,650,487	5,554,353

Total	$31,719,895	$24,414,428	$21,400,917
15.	Other income

	December 31, 2023	December 31, 2022	December 31, 2021

Non-tenant electricity income	$2,191,789	$-	$-
Insurance recovery	2,447,112	1,153,350	102,943
Inflationary effect on tax recovery	188,750	122,855	43,980
Others	310,507	54,648	3,555

Total	$5,138,158	$1,330,853	$150,478

16.	Other expenses

	December 31, 2023	December 31, 2022	December 31, 2021

Non-tenant electricity expense	$1,834,479	$-	$-
Commissions paid	127,513	104,680	122,684
Others	1,075,121	269,311	-

Total	$3,037,113	$373,991	$122,684

17.	Finance costs

	December 31, 2023	December 31, 2022	December 31, 2021

Interest on loans	$44,335,420	$44,852,043	$45,482,028
Loan prepayment fees	1,971,555	1,544,113	4,781,465

Total	$46,306,975	$46,396,156	$50,263,493
18.	Income taxes

The Entity is subject to ISR. The statutory ISR rate is 30%.

18.1	Income taxes are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

ISR expense:
Current	$91,953,099	$41,981,391	$50,262,466
Deferred	(26,969,516)	6,242,079	31,828,085

Total income taxes	$64,983,583	$48,223,470	$82,090,551

18.2	The effective ISR rates for fiscal 2023, 2022 and 2021 differ from the statutory rate as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

Statutory rate	30%	30%	30%
Effects of exchange rates on tax balances	(2%)	(20%)	(7%)
Effects of inflation	(11)%	7%	9%

Effective rate	17%	17%	32%

18.3	The main items originating the deferred tax liability are:

	December 31, 2023	December 31, 2022	December 31, 2021

Deferred ISR assets (liabilities):
Investment property	$(279,051,207)	$(302,909,300)	$(291,729,224)
Effect of tax loss carryforwards	6,076	5,461	-
Other provisions and prepaid expenses	2,134,624	2,924,146	150,648

Deferred income taxes – Net	$(276,910,507)	$(299,979,693)	$(291,578,576)

To determine deferred tax the Entity applied the applicable tax rates to temporary differences based on their estimated reversal dates.

18.4	A reconciliation of the changes in the deferred tax liability balance is presented as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

Deferred tax liability at the beginning of the period	$(299,979,693)	$(291,578,576)	$(260,873,091)
Movement included in profit or loss	26,969,522	(6,242,079)	(31,828,085)
Movement included in other comprehensive income	(3,900,336)	(2,159,038)	1,122,600

Deferred tax liability at the end of the year	$(276,910,507)	$(299,979,693)	$(291,578,576)

19.	Financial instruments

19.1	Capital management

The Entity manages its capital to ensure that the Entity will be able to continue as a going concern while maximizing the return to partners through the optimization of the debt and equity balance.

The capital structure of the Entity consists of net debt (total borrowings, including the current portion, as detailed in Note 10 offset by cash and bank balances) and equity of the Entity (comprising issued capital, additional paid-in capital, retained earnings and other comprehensive income as detailed in Note 12). The Entity is not subject to any externally imposed capital requirements.

19.2	Leverage ratio

The Board reviews the capital structure of the Entity on a regular basis. As part of this review, the Board considers the cost of capital and the risks associated with each class of capital.

The leverage ratio at end of following reporting periods was as follows:

As of December 31,	2023	2022	2021

Debt	$915,186,754	$930,499,586	$933,533,216
Cash, cash equivalents and restricted cash	(501,166,136)	(139,147,085)	(452,821,132)
Net debt	414,020,618	791,352,501	480,712,084

Equity	2,486,968,425	1,639,787,828	1,453,652,407

Net debt to equity ratio	17%	48%	33%
19.3	Categories of financial instruments

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3 to the consolidated financial statements.

The Entity’s principal financial assets are bank balances, cash equivalents and restricted cash as disclosed in Note 5 and operating lease receivables as disclosed in Note 7. The Entity’s principal financial liability is long-term debt as disclosed in Note 10.

19.4	Financial risk management objectives

The Entity seeks to minimize the effects of market risk (including fair value interest rate risk), credit risk, liquidity risk and cash flow interest rate risk. The use of financial derivatives is governed by the Entity’s policies approved by the board of directors. The Entity does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

19.5	Market risk

The Entity’s activities expose it primarily to the financial risks of changes in interest rates (see 17.8 below) and foreign currency exchange rates (see 17.6 below). The Entity enters into an interest rate swaps to mitigate the risk of rising interest rates.

Market risk exposures are measured using value-at-risk (VaR) supplemented by sensitivity analysis.

19.6	Foreign currency risk management

The Entity is exposed to foreign exchange risk, primarily with respect to the Mexican peso and to the US dollar in respect of one of its subsidiaries, whose functional currency is the Mexican peso. Foreign exchange risk arises from future commercial transactions and recognized monetary assets and liabilities.

The carrying amounts of the Entity’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period as well as the relevant exchange rates are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Exchange rates:
Mexican pesos per US dollar at the end of the period	16.8935	19.3615	20.5835
Mexican pesos per US dollar average during the year	17.7576	20.1249	20.2818

Monetary assets:
Mexican pesos	$120,056,104	$229,361,977	$249,437,217
US dollars	21,161	263,033	1,486,635

Monetary liabilities:
Mexican pesos	$14,408,011	$260,708,893	$195,227,796
US dollars	30,777,579	30,979,579	33,081,624
19.7	Foreign currency sensitivity analysis

The following table details the Entity’s sensitivity to a 10% appreciation or depreciation in the US Dollar against the Mexican peso. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency exchange rates. A positive number below indicates an increase in profit or equity where the US dollar appreciates 10% against the relevant currency. For a 10% depreciation of the US dollar against the Mexican peso, there would be a comparable impact on the profit or equity, and the balances below would be negative:

	December 31, 2023	December 31, 2022	December 31, 2021

Profit or loss impact:
Mexican peso - 10% appreciation - gain	$100,921	$147,185	$(239,421)
Mexican peso - 10% depreciation - loss	(123,347)	(179,893)	292,626
U.S. dollar - 10% appreciation – loss	(51,958,356)	(59,471,840)	(65,033,544)
U.S. dollar - 10% depreciation – gain	51,958,356	59,471,840	65,033,544
19.8	Interest rate risk management

The Entity minimizes its exposure to interest rate risk by borrowing funds at fixed rates or entering into interest rate swap contracts where funds are borrowed at floating rates.  This minimizes interest rate risk together with the fact that properties owned by the Entity generate a fixed income in the form of rental income which is indexed to inflation.

Interest rate swap contracts

Under interest rate swap contracts, the Entity agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Entity to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract. The average interest rate is based on the outstanding balances at the end of the reporting period.

In May 2021, the interest rate swap contracts were cancelled as related loans were paid.

19.9	Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Entity. The Entity has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The Entity’s exposure and the credit ratings of its counterparties are monitored, and the transactions consummated are entered into with approved counterparties. The Entity’s maximum credit risk is the total of its financial assets included in its statement of financial position.

The Entity’s clients operate in a variety of industries. Its real estate portfolio is primarily concentrated in the food and beverage, automotive, aerospace, medical, logistics and plastics industries. The Entity’s exposure to these industries subjects it to the risk of economic downturns in such industrial sectors to a greater extent than if its properties were more diversified across other industries.

19.10	Liquidity risk management

If the Entity is unable to raise additional debt or equity, its results of operations could suffer. The Entity closely monitors the maturity of its liabilities and the cash needs of its operations. It prepares and provides a detailed cash flow analysis on a quarterly basis and presents it to its board of directors. Decisions are made to obtain new financing or limit cash investments in order to maintain a healthy projected cash balance.

The maturity of the long-term, its current portion and the accrued interest at December 31, 2023, 2022 and 2021 is as follows:

December 31, 2023	Weighted average interest rate %	1 to 3 months	3 months to 1 year	1 to 4 years	5 or more years	Total
Long-term debt		$1,143,783	$67,306,362	$420,392,444	$435,000,000	$923,842,589
Accrued interest	4.98%	17,523,667	20,701,788	118,441,437	29,034,658	185,701,550

		$18,667,450	$88,008,150	$538,833,881	$464,034,658	$1,109,544,139

December 31, 2022	Weighted average interest rate %	1 to 3 months	3 months to 1 year	1 to 4 years	5 or more years	Total
Long-term debt		$1,183,062	$3,444,093	$501,005,191	$435,000,000	$940,632,346
Accrued interest	4.98%	17,700,067	21,144,641	143,645,742	46,594,158	229,084,608

		$18,883,129	$24,588,724	$644,650,933	$481,594,158	$1,169,716,954

December 31, 2021	Weighted average interest rate %	1 to 3 months	3 months to 1 year	1 to 4 years	5 or more years	Total
Long-term debt		$702,749	$2,177,843	$290,278,136	$650,354,209	$943,512,937
Accrued interest	4.98%	6,635,998	35,791,636	153,899,886	73,591,722	269,919,242

		$7,338,747	$37,969,479	$444,178,022	$723,945,931	$1,213,432,179

19.11	Fair value of financial instruments

19.11.1	Fair value of financial assets that are measured at fair value on a recurring basis

The Entity’s investments are classified as level 1 in the IFRS 13 fair value hierarchy since they are traded in an active market.

19.11.2	Fair value of financial instruments carried at amortized cost

The fair value of long-term debt and its related current portion as of December 31, 2023, 2022 and 2021 is $881,873,634, $912,330,632 and $951,153,932, respectively. This measurement is classified as level 2 since management uses an adjusted observable discount rate to determine fair value of debt.

Management considers that the carrying amounts of all other financial assets and other financial liabilities recognized in the consolidated financial statements approximate their fair values.

20.	Transactions and balances with related parties

Compensation of key management personnel

The remuneration of Entity’s management and key executives is determined by the remuneration committee taking in to account the individual performance of the officer and market trends. The performance bonus elected into share-based compensation includes a 20% premium (Equity plus).

The following table details the general and administrative expense of the annual salary plus short-term benefits as well as the Long-term incentive plan and Equity plus that are reflected in the general and administrative expense of the Entity:

	December 31, 2023	December 31, 2022	December 31, 2021

Employee annual salary plus employee benefits	$7,128,489	$6,217,721	$4,704,415
Share-based compensation expense (Note 21.3)	8,001,831	6,650,487	5,554,353

	$15,130,320	$12,868,208	$10,258,768

Number of key executives	23	21	23

21.	Share-based payments

21.1	Details of the share-based plans of the Entity

Currently grants shares to its executives and employees as follows:

i.	A trust was established in 2018 by the resolution of the general ordinary stockholders meeting on January 6th, 2015, as the "20-20 Long Term Incentive Plan", this compensation plan was extended for the period 2021 to 2025, "Level 3 Long Term Incentive Plan", by a resolution of the general ordinary stockholders meeting on March 13th, 2020.

ii.	The plan is share-based and is calculated by comparing Vesta's Total Relative Return, stock price appreciation, plus dividend payments over the preceding three years with the same metric calculated for our peers. Under the plan, if Vesta is at the median of the group, the grant would be equal to the expected share grant; if Vesta is the worst performer, there would be no grant, and if Vesta is the best performer, the grant would be 150% of the expected share amount. In addition, for some executives, a portion of their short-term annual cash bonus is granted as an additional stock bonus with an equity-plus premium of 20% additional shares.

iii.	The grant and the equity-plus are delivered to management over three years after the grant year, thus providing a solid executive retention tool. The granted shares are deposited to a Trust that manages the shares' delivery to the employees as per the schedules described above.

iv.	The Shareholder Assembly of January 2015 assembly approved 10.4 million shares for the Vesta Vision 2020 LTI plan. In March 2020, the shareholder approved 13.8 million shares for the Level 3 LTI plan.

					Plan Parameters
Grant Year	Total Relative Return (*)	Shares granted in LTI	Equity Plus Guaranteed Shares	Cumulative Exercised Shares	Shares in trust	MIN	TARGET	MAX

2015	0%	$-	$-	$-	$-	$-	1,738,037	2,600,000
2016	55%	863,499	483,826	(1,347,325)	-	695,215	1,738,037	2,607,056
2017	40%	637,200	944,674	(1,581,873)	-	695,215	1,738,037	2,607,056
2018	145%	3,423,106	753,372	(4,176,478)	-	1,000,000	2,500,000	3,750,000
2019	150%	3,550,449	515,706	(4,066,156)	-	1,000,000	2,500,000	3,750,000
2020	150%	3,707,949	520,492	(2,818,960)	1,409,481	1,000,000	2,500,000	3,750,000
2021	143%	3,760,851	525,181	(1,395,612)	2,890,420	1,100,000	2,750,000	4,125,000
2022	143%	3,763,449	592,318	-	4,355,769	1,100,000	2,750,000	4,125,000
2023	143%	3,722,427	-	-	-	1,100,000	2,750,000	4,125,000

Total		$23,428,930	$4,335,569	$(15,386,404)	$8,655,670

*       Calculated for the previous three years.

21.2	Fair value of share options granted in the year

Vesta Long Term Incentive Plan - Based on the Relative Total Return, entity share price performance plus dividends relative to the performance of its peer set, for the last three calendar years ended December 31, 2023, 2022 and 2021. The calculation resulted in a grant of 3,722,427, 3,763,449 and 3,687,231 shares, with a market value of $14,857,978, $9,040,519 and $7,168,103, respectively.

21.3	Compensation expense recognized

The long-term incentive expense for the years ended December 31, 2023, 2022 and 2021 was as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

Share-based compensation expense	$8,001,831	$6,650,487	$5,554,353

Total share-based compensation expense	$8,001,831	$6,650,487	$5,554,353

Compensation expenses related to these plans will continue to be accrued through the end of the service period.

21.4	Share awards outstanding at the end of the year

As of December 31, 2023, 2022 and 2021, there are 8,655,670, 8,456,290, and 8,331,369 shares outstanding, respectively, with a weighted average remaining contractual life of 13 months. All of the shares granted but outstanding to be delivered were in the trust during the vesting period.

22.	Litigation and commitments

Litigation

In the ordinary course of business, the Entity is party to various legal proceedings. The Entity is not involved in any litigation or arbitration proceeding for which the Entity believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Entity or its financial position, results of operations or cash flows.

Commitments

As mentioned in Note 8, all rights to construction, improvements and infrastructure built by the Entity in the Queretaro Aerospace Park and in the DSP, Park automatically revert to the government of the State of Queretaro and to Nissan at the end of the concessions, which is approximately in 41 and 34 years, respectively.

23.	Events after the reporting period

The fourth installment of the 2023 declared dividends, paid on January 15, 2024, was approximately $0.0172 per share, for a total dividend of $15,155,311.

On January 24, 2024, the Entity sold a land reserve located in Queretaro totaling 64,583 square feet for $780,000, the cost associated with the sales was $583,000, generating a gain in sale of investment property of $197,000.

24.	Approval of the financial statements

On February 20, 2024, the issuance of the consolidated financial statements was authorized by Juan Sottil, Vesta´s CFO, consequently, they do not reflect events occurring after that date. These consolidated financial statements are subject to approval by the Board of Directors and the General Ordinary Shareholders’ Meeting, who may decide to modify such consolidated financial statements according to the Mexican General Corporate Law.

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